

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 3, 2006

Via U.S. Mail and Fax (011 34 91 531 9975)
Mr. Santiago Fernandez Valbuena
Chief Financial Officer
Telefonica, S.A.
Gran Via, 28
28013 Madrid, Spain

> **RE:** **Telefonica, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed April 12, 2006**
> **File No. 1-09531**
>
> **Telefonica Moviles, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed April 12, 2006**
> **File No. 1-15158**

Dear Mr. Valbuena:

    We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director